Exhibit 99.1

JA Solar Establishes Office in Japan

SHANGHAI, China, Aug. 8, 2012 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has opened an office in Tokyo, Japan, to provide marketing and sales support as well as technical support services to its Japan-based customers.

“JA Solar has established a strong presence in Japan and this new office will help drive our continued growth in this promising market,” said Dr. Peng Fang, CEO of JA Solar. “Japanese customers have stringent demands in terms of product quality and efficiency and trust JA Solar to meet their exacting requirements. We have established excellent relationships with prominent Japanese partners that provide us with access to the fast-growing rooftop and megawatt-scale solar farm markets. Our local office will bring us closer to our partners in Japan and ensure that we can provide them with the services and support they need to grow their businesses.”

According to independent research by SolarBuzz, the Japanese PV market is expected to grow 64% year-on-year in 2012 to 2.05 GW.

The contact details for JA Solar’s new office in Japan are:

JA Solar Japan Limited
Nippon Building 6F 614, 2-6-2 Otemachi
Chiyoda-ku, Tokyo
Japan 100-0004

Tel: +81-03-3242-1288
Fax: +81-03-3242-1289

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

CONTACT: In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com